

# Winston Z. · 3rd

Founder/CEO - impakt.com

San Francisco Bay Area · **Contact info**

881 followers · **500+ connections**

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vSports **Impakt**

🔵 **University of California, Berkeley**

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## Activity

881 followers                                              ( **+ Follow** )

**Winston Z.** reposted this · 3w

**Winston Z.** reposted this · 3w

**Winston Z.** reposted this · 1mo

**Winston Z.** reposted this · 1mo

**Invest in Impakt Inc.: Virtual Sports: Fitness is fun, social and free with motion control technology.**
wefunder.com · 2 min read

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## About

A 3x founder. 2x exits with $0 institutional investment; 100% bootstrapped and organic growth. As the original founder of 3 organizations, held roles as SW developer, HW engineer, sales, marketing, paralegal, design, production, QC, QA, COO, and CEO. 15-years experience building all depts from 0-to-1 and growing from 0-to-200+ staff.                                    ...see more

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## Experience

vSports **Chief Executive Officer**
Impakt · Full-time
Nov 2021 - Present · 1 yr 3 mos

AEOTEC **Aeotec Group GmbH**
8 yrs 1 mo

    ● **Founder and Chairman**
      Jan 2019 - Present · 4 yrs 1 mo

    ● **Founder and CEO**
      Jan 2015 - Jan 2019 · 4 yrs 1 mo

 **Vice President**
Aeon Labs
Jan 2009 - Jan 2015 · 6 yrs 1 mo

 **FAE**
Zensys
Oct 2006 - Oct 2008 · 2 yrs 1 mo

 **Software Engineer**
Quantum3D
2003 - 2006 · 3 yrs

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## Education

🔵 **University of California, Berkeley**
Bachelor of Science, Electrical Engineering and Computer Science
2000 - 2005

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## Volunteering

 **Medical Volunteer**
Alta Bates Medical Assoc
Health

**Volunteer**
Bay Area Rescue Mission
Poverty Alleviation

## Skills

**Product Management**

Endorsed by Jeff Whalen and 1 other who is highly skilled at this

33 endorsements

**Product Marketing**

30 endorsements

**Product Development**

Endorsed by Chong Li who is highly skilled at this

25 endorsements

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## Languages

**English**

**Mandarin**

## Causes

Children · Education · Environment · Health · Poverty Alleviation · Science and Technology · Animal Welfare ·
Civil Rights and Social Action · Economic Empowerment · Human Rights · Social Services · Arts and Culture

## Interests

**Companies**     Groups

**LinkedIn for Creators**
1,373,632 followers

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**Aeotec**
996 followers

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